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Exhibit T3C.3

FORM OF SUPPLEMENTAL INDENTURE FOR THE EXISTING NOTES

FIRST SUPPLEMENTAL INDENTURE

        FIRST SUPPLEMENTAL INDENTURE (this "First Supplemental Indenture"), dated as of                        , 2011, among River Rock Entertainment Authority, an unincorporated governmental instrumentality of the Dry Creek Rancheria Band of Pomo Indians, a federally recognized Indian tribe (the "Authority"), the Tribe (as defined in the Original Indenture, as defined below) and U.S. Bank National Association, as trustee (the "Trustee").

WITNESSETH:

        WHEREAS, the Authority, the Tribe and the Trustee have entered into an Indenture, dated as of November 7, 2003 (the "Original Indenture"), governing the Authority's 9 3/4% Senior Notes due 2011 (the "Notes");

        WHEREAS, under Section 9.02 of the Original Indenture, the Authority, the Tribe and the Trustee may make certain amendments to the Original Indenture and the Collateral Documents with the consent of the Holders of at least a majority (or, in the case of the Collateral Documents, 66 2/3%) in principal amount of Notes then outstanding; and

        WHEREAS, Holders of a majority (and, to the extent necessary, 66 2/3%) in principal amount of Notes outstanding have consented to the amendments set forth herein in connection with the exchange offer and consent solicitation of the Authority commencing on November 18, 2011, with respect to the Notes.

        NOW, THEREFORE, for and in consideration of the foregoing premises, the Authority, the Tribe and the Trustee agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders of the Notes:

        1.    Definitions.    All capitalized terms used in this First Supplemental Indenture but not defined herein shall have the meanings assigned to such terms in the Original Indenture.

        2.    Amendments to Original Indenture.

          (a)    Amendment to Article One of the Original Indenture.

              (i)  Article One of the Original Indenture is amended by deleting the following defined terms in their entirety: "Cash Collateral and Disbursement Agreement"; "Collateral Accounts" (and replacing the reference in the definition of "Cash Equivalents" to the term "Collateral Accounts" with the term "Collection Account"); "Construction Escrow Account"; "Intercreditor Agreement"; and "Operating Account" (and all references in the Original Indenture to "Operating Account" are replaced with references to "Collection Account").

             (ii)  The following defined terms set forth in Article One of the Original Indenture are amended as follows:

              (A)  The defined term "Control Agreement" is amended by replacing the text thereof with: "Control Agreement" means (a) the Amended and Restated Deposit Account Control Agreement, entered into as of                    , 2011, among the Trustee, The Bank of the West, the Authority and the Tribe and executed as of the Operative Date by the New Indenture Trustee and the Collateral Trustee (the "Original Control Agreement"), and (b) any other deposit account control agreement entered into, in connection with the obligations of the Authority and the Tribe under the Indenture and the Notes, by the Tribe, the Authority, the Trustee, the depository and, so long as the Collateral Trustee is the Control Party (as defined in the Original Control Agreement), the New Indenture Trustee and the Collateral Trustee; provided each such deposit account control agreement must include terms with substantially the same effect as those contained in Section 2 of the Original Control Agreement.

              (B)  The defined term "Permitted Payments" is amended by replacing the text of clauses (9) and (10) thereof with: "Intentionally Omitted.".

              (C)  The defined term "Pledge and Security Agreement" is amended by replacing the text thereof with: "Pledge and Security Agreement" means the Pledge and Security Agreement by and among Trustee, the Authority and the Tribe dated as of November 7, 2003, as amended by Amendment No. 1 to Pledge and Security Agreement dated as of                    , 2011, and as may be further amended and supplemented from time to time.

            (iii)  Article One of the Original Indenture is further amended by adding in the appropriate alphabetical order the following terms:

        "Collection Account" has the meaning ascribed to such term in the Pledge and Security Agreement.

        "Collateral Trust Agreement" means the Collateral Trust Agreement, dated as of the Operative Date, among the Authority, the Tribe and Deutsche Bank Trust Company Americas, as "New Indenture Trustee" and "Collateral Trustee", and the other Persons from time to time party thereto.

        "Collateral Trustee" means the "Collateral Trustee" under the Collateral Trust Agreement.

        "Common Collateral" means, at any time of determination, the New Indenture Collateral, the Collateral and all other property of the Authority and the Tribe in which each of the Collateral Trustee and the Trustee has, pursuant to the New Indenture Collateral Documents and the Collateral Documents, respectively, a Lien.

        "Enforcement Action" means (a) any action by the Trustee or any Holder to foreclose on any Lien on any Common Collateral granted pursuant to the Collateral Documents, (b) any action by the Trustee or any Holder, as part of an exercise of rights or remedies, to take possession of, sell or otherwise realize (judiciously or non-judiciously) upon any Common Collateral (including by setoff or notification to account debtors) or (c) the commencement by the Trustee or any Holder of any legal proceeding against the Authority or the Tribe or with respect to any Common Collateral to facilitate any of the actions described above.

        "Indemnity Account" has the meaning ascribed to such term in Section 7.07 hereof.

        "Indemnified Person" has the meaning ascribed to such term in Section 7.07 hereof.

        "Indenture Debt" means the Notes and all Obligations of the Authority thereunder, under the Indenture and under the Collateral Documents."

        "New Indenture" means the Indenture, dated as of the Operative Date, among the Authority, the Tribe and Deutsche Bank Trust Company Americas, as "Trustee", relating to 9% Series A Senior Notes due 2018 and 7 1/2% Series B Tax-Exempt Senior Notes due 2018.

        "New Indenture Collateral" has the meaning ascribed to the term, "Collateral", in the New Indenture.

        "New Indenture Collateral Documents" has the meaning ascribed to the term, "Collateral Documents", in the New Indenture.

        "New Indenture Debt" means the New Indenture Notes and all Obligations of the Authority thereunder, under the New Indenture and under the New Indenture Collateral Documents.

        "New Indenture Notes" means the 9% Series A Senior Notes due 2018 and the 7 1/2% Series B Tax-Exempt Senior Notes due 2018, issued under the New Indenture.

        "New Indenture Trustee" means the "Trustee" under the New Indenture.

        "Operative Date" means the date on which the Authority pays the consent consideration due for consents validly delivered with respect to Notes tendered and accepted for exchange as provided for in the Offering Circular and Consent Solicitation Statement of the Authority dated November 18, 2011.

        "Parity Lien Collateral Documents" has the meaning ascribed to such term in the New Indenture.

        "Parity Lien Debt" has the meaning ascribed to such term in the New Indenture.

        "Parity Lien Documents" has the meaning ascribed to such term in the New Indenture.

        "Subordinated Indenture" means the Indenture, dated as of the Operative Date, among the Authority, the Tribe and Deutsche Bank Trust Company Americas, as "Trustee", relating to 6.50% Senior Subordinated Notes due 2019.

        "Subordinated Indenture Trustee" means the "Trustee" under the Subordinated Indenture.

        "Subordinated Notes" means the 6.50% Senior Subordinated Notes due 2019, issued under the Subordinated Indenture.".

        (b)    Amendment to Article Three of the Original Indenture.    Article Three of the Original Indenture is amended by replacing the text of Section 3.09 thereof with "Intentionally Deleted.".

        (c)    Amendments to Article Four of Original Indenture.    Article Four of the Original Indenture is amended by replacing the text of each of Sections 4.03, 4.04, 4.05, 4.06, 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.13, 4.14, 4.15, 4.16, 4.17, 4.18 and 4.20 thereof with "Intentionally Deleted.".

        (d)    Amendment to Article Five of the Original Indenture.    Article Five of the Original Indenture is amended by replacing the text of Section 5.01 thereof with "Intentionally Deleted.".

        (e)    Amendments to Article Six of the Original Indenture.    Article Six of the Original Indenture is amended as follows:

            (i)  Section 6.01 thereof is amended by (1) replacing ";" in clause (b) thereof with ".", and (2) deleting clauses (c) through (p) thereof, inclusive.

           (ii)  Section 6.02 thereof is amended by deleting the second paragraph thereof.

          (iii)  Section 6.03 thereof is amended by replacing the first sentence thereof with:

  "If an Event of Default occurs and is continuing, but subject to the Sections 14.01, 14.02 and 14.03 hereof and any Control Agreement, the Trustee may pursue any available remedy to collect the payment of principal, premium, if any, and interest, with respect to, the Notes or to enforce the performance of any provision of the Notes or this Indenture, subject to the restrictions in Article Thirteen hereof."

          (iv)  Section 6.06 thereof is amended by deleting the last paragraph thereof.

           (v)  Section 6.10 is amended by replacing the text thereof with:

  "If the Trustee collects any money pursuant to this Article, it shall pay out the money in the following order:

            First: to the Trustee, its agents and attorneys for amounts due under Section 7.07 hereof, including payment of all compensation, expense and liabilities incurred, and all advances made, by the Trustee and the costs and expenses of collection;

            Second: to the extent the proceeds constitute part of the Common Collateral, to the Collateral Trustee to be applied in accordance with Section 3.4 of the Collateral Trust Agreement;

            Third: subject to the restrictions in Article Thirteen hereof, to Holders of Notes first for accrued and unpaid interest on the Notes and, second, for principal amounts outstanding, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal;

            Fourth: to the Authority or to such party as a court of competent jurisdiction shall direct.

  The Trustee may fix a record date and payment date for any payment to Holders of Notes pursuant to this Section 6.10.

  Notwithstanding anything to the contrary contained herein or the Collateral Documents, until the payment in full in cash of the Parity Lien Debt, the Common Collateral cannot be used to make any interest or principal payment on the Notes.".

        (f)    Amendments to Article Seven to the Original Indenture.    Article Seven of the Original Indenture is amended as follows:

            (i)  Section 7.07 thereof is amended by adding the following paragraph at the end:

            Subject to the foregoing, the Authority agrees to deposit with the Trustee in an interest bearing account, invested in a U.S. Bank money market fund or similar, $200,000 (the "Indemnity Account"), such amount to be held by Trustee to pay and reimburse the Trustee and each director, officer and employee of the Trustee (the Trustee and each such other person being an "Indemnified Person") on demand for, and to indemnify and hold harmless each such Indemnified Person from and against, without limitation, any and all fees, expenses, losses, liabilities, claims, causes of action or litigation (including fees and disbursements of external legal counsel incurred in connection therewith) incurred or suffered by an Indemnified Person in any way arising out of, or in connection with the acceptance or administration of the Trustee's duties under this Indenture.

        (g)    Amendments to Article Ten to the Original Indenture.    Article Ten of the Original Indenture is amended by replacing the text of Section 10.01 thereof with "Intentionally Deleted.".

        (h)    Amendments to Article Fourteen to Original Indenture.    Article Fourteen of the Original Indenture is amended as follows:

            (i)  Section 14.01 thereof is amended by replacing the text thereof with the following:

      "Lien Priorities.

      Notwithstanding the date, time, method, manner or order of grant, attachment or perfection of any Liens securing the Indenture Debt granted on the Common Collateral or of any Liens securing the Parity Lien Debt granted on the Common Collateral and notwithstanding any provision of applicable law or the Collateral Documents:

                (a)   any Lien on the Common Collateral securing any Parity Lien Debt, regardless of how acquired, whether by grant, possession, statute, operation of law, subrogation or otherwise, shall be senior in all respects and prior to any Lien on the Common Collateral securing any Indenture Debt granted pursuant to the Collateral Documents; and

                (b)   any Lien on the Common Collateral securing any of the Indenture Debt granted pursuant to the Collateral Documents shall be junior and subordinate in all respects to all Liens on the Common Collateral securing any Parity Lien Debt.".

           (ii)  Section 14.02 thereof is amended by replacing the text thereof with the following:

      "No Contest.

      Neither the Trustee nor any Holder will (i) contest in any proceeding the grant, attachment, validity, enforceability, perfection, or priority of any Lien securing the Parity Lien Debt, or (ii) assert any marshaling, appraisal, valuation or other similar right that may otherwise be available to a junior secured creditor.".

          (iii)  Section 14.03 thereof is amended by replacing the text thereof with the following:

      "No Enforcement Action.

      "Notwithstanding anything to the contrary contained in the Indenture or any Collateral Document, until the indefeasible payment in full in cash of all Parity Lien Debt as evidenced by written notice delivered by the Collateral Trustee to the Trustee, neither the Trustee nor any holder of Indenture Debt will take any Enforcement Action. Upon the occurrence and during the continuance of an event of default under any Parity Lien Documents or Parity Lien Collateral Documents, the Collateral Trustee may take and continue any enforcement action with respect to the Common Collateral in such order and manner as it may determine in its sole discretion.".

          (iv)  Section 14.04 thereof is further amended by deleting the following proviso from the second sentence of clause (a) thereof:

      "; provided, that if such sale, conveyance or disposition constitutes an Asset Sale, the Authority will apply the Net Proceeds in accordance with Section 4.09 hereof".

           (v)  Section 14.04 thereof is amended by replacing the text of clause (c) thereof with "Intentionally Deleted.".

          (vi)  Section 14.04 thereof is further amended by adding the following language at the end of clause (d) thereof:

      "Any certificate or opinion delivered hereunder pursuant to TIA §314(d) shall be entitled to conclusively rely on the first sentence of this clause as the basis for the delivery of such certificate or opinion.".

         (vii)  Article Fourteen of the Original Indenture is further amended by adding new Section 14.10 as follows:

      "Third Party Beneficiaries.

      The New Indenture Trustee, the Collateral Trustee, the Subordinated Indenture Trustee, the holders of the New Indenture Notes and the holders of the Subordinated Notes are intended third party beneficiaries of Sections 14.01, 14.02, 14.03 and this Section 14.10 entitled to enforce the provisions thereof and hereof against the Trustee and the Holders as if the New Indenture Trustee, the Collateral Trustee, the Subordinated Indenture Trustee, the holders of the New Indenture Notes and the holders of the Subordinated Notes originally were parties to this Indenture. Without the prior written consent of the New Indenture Trustee, the Collateral Trustee and the Subordinated Indenture Trustee, Sections 14.01, 14.02, 14.03 and this Section 14.10 shall not be amended.".

        (i)    Amendments to Article Fifteen to the Original Indenture.    Article Fifteen of the Original Indenture is amended by replacing the text of Section 15.17 thereof with:

    Section 15.17    IGRA Savings Provision.

            It is not the intent of the parties hereto that this Indenture, whether considered alone, or together with any other one or more documents, constitute a management contract within the meaning of IGRA and its implementing regulations. Accordingly, to the extent any reasonable basis exists therefore, each and every provision hereof shall be interpreted in a manner that does not cause this Indenture to constitute a management contract, whether considered alone, or together with any other one or more documents. In no event shall any provision of this Indenture be applied, or deemed in effect or enforceable, to the extent such provision allows any action or influence by the Trustee or any other Person that constitutes management of gaming in violation of IGRA and its implementing regulations. Notwithstanding any other provision herein, if any term or condition herein should cause this Indenture, alone, or together with any one or more other documents, to constitute a management contract within the meaning of IGRA and its implementing regulations, such provision shall be null and void without any further force and effect, with all other provisions not similarly null and void remaining in full force and effect. This Section shall survive as an agreement separate and apart from the remainder of this Indenture in the event of any determination that any provision of this Indenture causes this Indenture to constitute a management contract within the meaning of IGRA and its implementing regulations.

    Section 15.18    Management Activity Limitations.

            Notwithstanding any provision in this Indenture and the Collateral Documents, or any other right to enforce the provisions of this Indenture and the Collateral Documents, none of the Trustee or any Holder or Beneficial Owner of the Notes shall engage in any planning, organizing, directing, coordinating or controlling of all or any portion of the operations of the Gaming Business (collectively, "Management Activities"), including, but not limited to:

            (1)   the training, supervision, direction, hiring, firing, retention, compensation (including benefits) of any employee (whether or not a management employee) or contractor;

            (2)   any working or employment policies or practices;

            (3)   the hours or days of operation;

            (4)   any accounting systems or procedures;

            (5)   any advertising, promotions or other marketing activities;

            (6)   the purchase, lease, or substitution of any gaming device or related equipment or software, including player tracking equipment;

            (7)   the vendor, type, theme, percentage of pay-out, display or placement of any gaming device or equipment; or

            (8)   budgeting, allocating, or conditioning payments of the Authority's operating expenses.

    provided, however, that upon the occurrence of a Default or an Event of Default under this Indenture, none of the Trustee or any Holder or Beneficial Owner of the Notes will be in violation of this paragraph as a result of any such Person: (a) enforcing (or directing the enforcement of) compliance with any term or condition in this Indenture or the Collateral Documents that does not require the Gaming Business to be subject to any third-party decision-making as to any Management Activities; or (b) otherwise foreclosing (or directing the foreclosure) on all or any portion of the Collateral securing Obligations under this Indenture and the Collateral Documents.".

        3.    Amendments to the Notes.    All references in the Notes to the Indenture shall be to the Indenture as amended by this First Supplemental Indenture.

        4.    Effectiveness of First Supplemental Indenture.    This First Supplemental Indenture shall become effective upon its execution but the provisions of Section 2 and 3 hereof shall not become operative until the date on which the Authority pays the consent consideration due for consents validly delivered with respect to Notes tendered and accepted for exchange as provided for in the Offering Circular and Consent Solicitation Statement of the Authority dated November 18, 2011.

        5.    Ratification and Confirmation of the Original Indenture.    The Original Indenture, as amended hereby, is in all respects ratified and confirmed and all the terms, provisions and conditions thereof shall be and remain in full force and effect.

        6.    Miscellaneous.

        (a)    Binding Effect.    All agreements of the Authority and the Tribe in this First Supplemental Indenture shall be binding upon their respective successors. All agreements of the Trustee in this First Supplemental Indenture shall be binding upon its successors.

        (b)    Governing Law.    This First Supplemental Indenture shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and performed in such state but without giving effect to applicable principles of conflict of law to the extent that the application of the law of another jurisdiction would be required thereby. The Authority, the Tribe and the Trustee hereby agree that the transactions under this First Supplemental Indenture occurred outside the Tribe's reservation in the State of New York.

        (c)    Trust Indenture Act Controls.    If any provision of this First Supplemental Indenture limits, qualifies or conflicts with the duties imposed by TIA §318(c), the imposed duties shall control.

        (d)    Headings for Convenience of Reference.    The titles and headings of the sections of this First Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part hereof and shall in no way modify or restrict any of the terms or provisions hereof.

        (e)    Counterparts.    The parties may sign any number of copies of this First Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

        (f)    Severability.    In case any provision in this First Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby.

(Signature page follows)

        IN WITNESS WHEREOF, the Authority, the Tribe and the Trustee have caused this First Supplemental Indenture to be duly executed by their respective officers thereunto duly authorized as of the day and the year first above written.

AUTHORITY:
RIVER ROCK ENTERTAINMENT AUTHORITY
By:	Name: Title:
TRIBE:
THE DRY CREEK RANCHERIA BAND OF POMO INDIANS
By:	Name: Title:
TRUSTEE:
U.S. BANK NATIONAL ASSOCIATION
By:	Authorized Signatory

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  Exhibit T3C.3
FORM OF SUPPLEMENTAL INDENTURE FOR THE EXISTING NOTES
FIRST SUPPLEMENTAL INDENTURE
WITNESSETH